FORM 11-K
                           GENERAL RE CORPORATION
                              Financial Centre
                               P.O. Box 10350
                     Stamford, Connecticut  06904-2350



                                                     	June 27, 1996



Securities and Exchange Commission
Washington, D.C.  20549


Re:	General Re Corporation
	Report on Form 11-K


Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, we are submitting herewith the attached Form 11-K.

 	                                         Very truly yours,



                                          	Elizabeth A. Monrad
                                          	Senior Vice President and Treasurer
	                                          (Principal Accounting Officer)











                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC. 20549


                                FORM 11-K


                       ANNUAL REPORT PURSUANT TO
                    SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934 (FEE REQUIRED)

             For the Fiscal Year ended December 31, 1995

              EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

                                 OF

                      GENERAL RE CORPORATION
                  AND ITS DOMESTIC SUBSIDIARIES

                      (full title of plan)



                      General Re Corporation
                         Financial Centre
                       695 East Main Street
               Stamford, Connecticut  06904-2350


    (Name of issuer and address of principal executive office)





                FINANCIAL STATEMENTS AND EXHIBITS

(a)	  Financial Statements - See accompanying Report of Examination of
      Independent	Accountants.

(b)	  Exhibit 1 - Consent of Independent Accountants.






                           SIGNATURES




The Plan: Pursuant to the requirements of the Security Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

      PLAN:	             EMPLOYEES SAVINGS AND STOCK OWNERSHIP
                         PLAN OF GENERAL RE CORPORATION AND ITS
                         DOMESTIC SUBSIDIARIES


      PLAN
      ADMINISTRATOR:	    GENERAL RE CORPORATION





By:
              Elizabeth A. Monrad



Date:







                   CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of General Re Corporation and subsidiaries on Form S-8 (File number 2-75489) of our report dated June 17, 1996 on our audits of the financial statements and financial statement schedules of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries as of December 31, 1995 and 1994, and for the year ended December 31, 1995, which report is included in this Annual Report on Form 11-K.






New York, New York
June 17, 1996













                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN

                         OF GENERAL RE CORPORATION

                       AND ITS DOMESTIC SUBSIDIARIES
















                          Financial Statements

             For the Years Ended December 31, 1995 and 1994

                      and Supplemental Schedules



              EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
          GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

            INDEX of FINANCIAL STATEMENTS and SCHEDULES



                                                                Page(s)
Report of Independent Accountants       	                         2-3

Financial Statements:

	Statements of Net Assets Available for Plan
	Benefits, with fund information at
	December 31, 1995 and 1994	                                        4

	Statement of Changes in Net Assets Available
	for Plan Benefits, with fund information
	for the year ended December 31, 1995	                              5

	Notes to Financial Statements         	                         6-14

Supplemental Schedules:

	Item 27a - Schedule of Assets Held for Investment
	Purposes at December 31, 1995	                                    15

	Item 27d - Schedule of Reportable Transactions
	for the year ended December 31, 1995	                             16





Schedules other than those listed above have been omitted since they are either not required or are not applicable.







                                       1






                      REPORT OF INDEPENDENT ACCOUNTANTS



To the Trustees of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries:

	We have audited the accompanying statements of net assets available for plan benefits of the EMPLOYEE SAVINGS AND STOCK OWNERSHIP
 PLAN of GENERAL RE CORPORATION and ITS DOMESTIC
SUBSIDIARIES (the Plan) as of December 31, 1995 and 1994 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

	We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

	In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994 and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

	As explained in Note 3, the financial statements include securities valued at $270,673,773 and $217,880,419 at December 31, 1995 and 1994,
respectively, (66% and 67% of total assets of the Plan, respectively) whose values have been estimated by the trustees of the Plan in the absence of readily ascertainable market values. We have reviewed the procedures used by the trustees in arriving at their estimate of value of such securities and have inspected the underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.


                                    2




               REPORT OF INDEPENDENT ACCOUNTANTS (continued)


	Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1995, and of reportable transactions for the year ended December 31, 1995, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

	The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of the investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

	The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the historical cost of the investments comprising the transactions, nor the net gain or loss resulting from dispositions of investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



New York, New York
June 17, 1996





                                    3


                  	EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

  STATEMENTS OF NET ASSETS AVAILABLE for PLAN BENEFITS, with fund information
                      	 December 31, 1995 and 1994

                                   		              General Re		  General Re
		                                                Corporation	  Corporation
		                                                 Preferred		     Common
		                                                   Stock		     Stock Fund
December 31, 1995
ASSETS:
Allocated Investments, at fair value(Note 4)      $54,127,031  	  $28,608,030
Unallocated Investments, at fair value(Note 4)    216,546,742
Participant loans receivable


   Total assets		                                 270,673,773		    28,608,030

LIABILITIES:
Loan payable to General Re
       Corporation		                              145,723,817

Net assets available
for plan benefits
December 31, 1995		                              $124,949,956	   $28,608,030

Number of shares or units		                         1,724,037		    2,696,327
Net asset value per share or per unit		                $72.48		       $10.61


December 31, 1994
ASSETS:
Allocated Investments, at fair value(Note 4)	     $37,149,089   $23,721,569
Unallocated Investments, at fair value(Note 4)    180,731,330
Participant loans receivable
Cash		                                                     36

   Total assets		                                 217,880,455	 	23,721,569

LIABILITIES:
Loan payable to General Re
       Corporation		                              146,841,949

Net assets available
for plan benefits
December 31, 1994		                               $71,038,506		$23,721,569

Number of shares		                                 1,734,717		     192,077
Net asset value per share		                           $40.95		     $123.50










                         See Notes to Financial Statements
                                         4

 	             Fidelity		    Fidelity	   Fidelity	         Fidelity
  Fidelity		    Equity-		     Growth	   Investment	      Intermediate
  Magellan	  	  Income		     Company	      Grade	            Bond
    Fund	  	     Fund		       Fund	      Bond Fund	          Fund


$31,541,775	  $18,832,833  $6,426,613	  $1,181,283	      $10,234,307




 31,541,775	    18,832,833	  6,426,613 	 1,181,283	       10,234,307







$31,541,775	   $18,832,833   $6,426,613 	$1,181,283	     $10,234,307

    366,850	       496,516	     177,090	    160,065	        983,124
     $85.98	       	$37.93	 	    $36.29	      $7.38	         $10.41




$22,159,859	   $13,288,185   $3,569,855    $837,620	     $8,817,601




 22,159,859	    13,288,185	   3,569,855	    837,620	      8,817,601







$22,159,859    $13,288,185   $3,569,855	   $837,620	     $8,817,601

    331,734	       432,840	     130,956	    122,280	        897,009
     $66.80         $30.70	      $27.26	      $6.85	          $9.83




                     See Notes to Financial Statements
                                      4



          	  		             	Fidelity		       Fidelity		      	Fidelity
Fidelity	     	Fidelity		      Asset	     	Asset Manager:  	Asset Manager:
Overseas	      Balanced	      Manager	         Growth		         Income
Fund	           	Fund	        	Fund		           Fund			          Fund


$6,844,718	  $2,505,836    	$1,297,013	      $1,587,728       $451,164




 6,844,718   	2,505,836	     1,297,013       	1,587,728		      451,164







$6,844,718	 $2,505,836     	$1,297,013	     $1,587,728		     $451,164

   235,456	    185,343	         81,830		       104,662		       38,893
    $29.07		    $13.52		        $15.85		        $15.17			      $11.60




$5,623,418	 $2,343,483	     $1,081,361	      $895,553	     	$289,379




 5,623,418	  2,343,483	      1,081,361	       895,553		     289,379







$5,623,418 	$2,343,483    	$1,081,361	      $895,553	     	$289,379

   205,986	    190,682	        78,190		       69,747			      27,771
    $27.30	    	$12.29		       $13.83		       $12.84			      $10.42



	                     See Notes to Financial Statements
                                      4




 Fidelity		       Fidelity			      Fidelity			    Fidelity	     	Fidelity
Small Cap	       Retirement		     Retirement		    Managed	     U.S. Equity
 Stock		         Money Market		    Government		    Income		       Index
  Fund	             Trust		  	    Money Market		  Portfolio    	Portfolio


$1,549,090	      $11,840,707		     $964,590		    $7,664,924	    	$1,974,693




 1,549,090	       11,840,707		      964,590		    7,664,924	     	1,974,693







$1,549,090	      $11,840,707     	$964,590	    	$7,664,924	   	$1,974,693

   125,027	       11,840,707		     964,590		     7,664,924	       	87,492
    $12.39		           $1.00			      $1.00			        $1.00		      	$22.57




  $522,888	      $10,959,952		    $679,237		    $6,842,631	    	$849,770




   522,888	       10,959,952		    679,237		      6,842,631    		849,770







  $522,888	      $10,959,952		  $679,237		     $6,842,631		   $849,770

    50,037		      10,959,952	   	679,237		      6,842,631		     50,252
    $10.45		           $1.00			    $1.00			         $1.00			    $16.91
















                        See Notes to Financial Statements
                                        4





 Other			              Total



	                		$187,632,335
                 			216,546,742
$5,924,390	          	5,924,390


 5,924,390		        410,103,467



                 			145,723,817



$5,924,390	       	$264,379,650

     -                			-
     -	                		-




                			$139,631,450
                 			180,731,330
$5,580,690		          5,580,690
   402,093		            402,129

 5,982,783	        	326,345,599



                 			146,841,949



$5,982,783	       	$179,503,650

    	-	                 	-
    	-	                 	-















                    See Notes to Financial Statements
                                   4

   	              EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN
         	of GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

       STATEMENT of CHANGES in NET ASSETS AVAILABLE for PLAN BENEFITS,
                            with fund information
	                   for the year ended December 31, 1995


		                                     General Re		          General Re
	  	                                  Corporation		         Corporation
		                                     Preferred		             Common
		                                       Stock 	            	Stock Fund

Net assets available
for plan benefits
December 31, 1994			                  $71,038,506		         $23,721,569

Additions:
   Employer contributions		             4,011,986		                 231
   Employee contributions					                                1,572,029
   Loan repayments						                                        368,800
   Dividends				                       10,689,026		             278,384
   Interest 							                                             100,643
   Net appreciation in fair
    value of investments	             	54,278,146		           5,984,707
   Transfer (to) from other
     funds, net					                                       		(2,441,126)
   Cash
   Total additions			                  68,979,158		           5,863,668

Deductions:
   Benefits paid to
    participants				                    1,484,828		            518,420
   Loans written					                                         	458,787
   Administrative fee
   Interest expense			                 13,582,880
  Total deductions			                  15,067,708		            977,207

Net assets available
for plan benefits
December 31, 1995			                 $124,949,956		       $28,608,030






                     See Notes to Financial Statements
                                    5

               		Fidelity        		Fidelity	     	Fidelity	     		Fidelity
 Fidelity		       Equity-		         Growth	      Investment   		Intermediate
 Magellan        	Income		         Company         	Grade		        	Bond
   Fund	          	Fund		            Fund		       Bond Fund		       Fund



$22,159,859	   $13,288,185      	$3,569,855	      $837,620	    	$8,817,601


        309	            24	             	 6			                 	        61
  1,949,687     	1,112,798	         799,737	       130,665		       652,226
    311,592	       184,735	          80,144	        16,377		       119,078
  1,816,504     	1,071,154	         289,664	        68,300			      604,644
     98,747	        56,656	          27,555	         5,626			       26,431

  6,415,250	     3,297,526	       1,272,576	        75,239			      542,159

   (312,176)	      541,279	         584,375	        88,162	     		(116,543)

 10,279,913	     6,264,172	       3,054,057	       384,369     		1,828,056



    444,553	       424,163	          99,867	       	11,474			      234,686
    450,840	       293,780	          97,266		       29,059			      174,982
      2,604	         1,581	             166		          173			        1,682

    897,997	       719,524	         197,299	        40,706		     	 411,350



$31,541,775	   $18,832,833	      $6,426,613	    $1,181,283   		$10,234,307










                      See Notes to Financial Statements
                                      5

                       				  Fidelity     		   Fidelity	     	   	Fidelity
Fidelity		     Fidelity		     Asset	        	Asset Manager:   	Asset Manager:
Overseas	      Balanced	     Manager	           Growth		           Income
  Fund		         Fund		        Fund		            Fund		            	Fund



$5,623,418	  $2,343,483	    $1,081,361	       $895,553	        	$289,379


                   		35
   624,275	     207,838	       135,994	        174,963		          54,285
    86,289		     22,928		       24,495		        17,934         			11,004
   157,457	     105,637	        36,307		        23,614		         	19,533
    33,193		      8,325		        5,047		         5,748			          1,758

   391,249	     226,253	       158,391        	207,164		          41,300

   263,455	    (296,161)	     (103,775)	       353,549		          69,443

 1,555,918	     274,855	       256,459	        782,972		         197,323



   251,849	      77,429		       15,888		        79,464			         7,114
    82,329		     34,661		       24,919		        11,333			        28,424
       440	         412

   334,618	     112,502	        40,807		        90,797			        35,538



$6,844,718	  $2,505,836	    $1,297,013	     $1,587,728		       $451,164







                    See Notes to Financial Statements
                                   5


 Fidelity            		Fidelity	         		Fidelity	         		Fidelity
 Small Cap	           Retirement		         Retirement	         	Managed
   Stock		           Money Market		        Government         		Income
   Fund		                Trust		         	Money Market	       	Portfolio



 $522,888            	$10,959,952        		$679,237	         	$6,842,631


                         				                  	138	            		95,483
  192,139	                689,233		          64,652           			465,111
   41,176	               	215,667	           	7,396		           	120,653
   94,648		               659,247		          47,597	           		438,192
    5,955		                29,364	          		1,719              	27,362

   98,783

  619,486	                208,715		         207,242	            	146,437

1,052,187              	1,802,226	         	328,744          		1,293,238



    6,567	               	703,052          		31,123          			263,891
   19,418		               215,652		          11,843			          205,118
	                           2,767		             425			            1,936

   25,985	               	921,471	          	43,391		          	470,945



$1,549,090           	$11,840,707		        $964,590	        	$7,664,924










                       See Notes to Financial Statements
                                      5


Fidelity
U.S. Equity
Index			              Other		          	Total
Portfolio



$849,770	          	$5,982,783	    	$179,503,650


                                 						4,108,273
 193,541					                          9,019,173
  19,356		         (1,647,624)
  43,113					                         16,443,021
   5,044					                            439,173

 377,547	                         				73,366,290

 642,294					                            454,656
                     (402,093)	     	   (402,093)
1,280,895	        	(2,049,717)	     	103,428,493



  136,479	       	    166,576		       4,957,423
   19,489		        (2,157,900)
        4				                         	  12,190
                               						13,582,880
  155,972	        	(1,991,324)     		18,552,493



$1,974,693        		$5,924,390	    	$264,379,650








                 See Notes to Financial Statements
                                5


             EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
        GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                  	NOTES to FINANCIAL STATEMENTS


1.	Description of Plan


The following description of the Employee Savings and Stock Ownership Plan of General Re Corporation and Its Domestic Subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering employees of General Re Corporation and its domestic subsidiaries (the "Company") who complete a twelve month period of not less than one thousand hours of service. The Plan allows employees of the Company to make after tax contributions as well as tax deferred contributions to the Plan as permitted under Internal Revenue Code Section 401(k). In addition, the Company contributes an amount (the "Company match") related to the amount of employee investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

ESOP - In July 1989, the Company established a leveraged Employee Stock Ownership Plan ("ESOP"). The ESOP borrowed $150,000,000 with interest at 9.25% and principal payable annually, due to the Company in 2014. The proceeds of this borrowing were used by the ESOP to purchase 1,754,386 shares of 7-1/4% cumulative convertible preferred stock (Preferred Stock) of General Re Corporation. All Preferred Stock outstanding is held by the ESOP and is convertible into common stock on a one-for-one basis. Preferred Stock must be converted or redeemed into common stock or cash upon the participant's withdrawal from the Plan.

	The Preferred Stock is held by the ESOP trustee as collateral for the loan from the Company. The Company makes contributions to the ESOP which, together with the dividend on the Preferred Stock, are used to make loan interest and principal repayments. As interest and principal are repaid, a portion of the Preferred Stock is allocated to participating employees. At a minimum, principal and interest payments are sufficient to provide for allocation of Preferred Stock to meet the requirements for the Company match under the Plan.

	During 1995, the Plan received a dividend on the Preferred Stock of $10,689,026 and a Company contribution of $4,011,986. The Plan paid $13,582,880 in interest expense. In 1995 and 1994, 48,990 and 65,763 shares, respectively, net of retired shares of 10,680 and 6,293, respectively, were allocated to employees. There were 1,379,278 and 1,438,944 shares of unallocated Preferred Stock at December 31, 1995 and 1994, respectively.
The fair value of the loan payable is estimated using discounted cash flow analyses, based on the Corporation's current incremental borrowing rates for similar types of arrangements and was $188,000,000 at December 31, 1995.



                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
             GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                 	NOTES to FINANCIAL STATEMENTS (continued)


	Contributions - Participants may contribute up to 16% of their base salary and allocate their investment among any of the Plan's funds. The Company match is 100% of an employee's contribution up to 6% of the employee's basic salary. The Internal Revenue Code limitation on employee salary deferral (401(k)) contributions during 1995 was $9,240.

	Participant Accounts - Each participant's account is credited with the participant's contribution and an allocation of the Company match, Plan earnings and forfeitures of terminated participants' earnings or account balances, as defined. Forfeitures, which are included in transfers from other funds were $54,324 during 1995. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participant accounts are credited or debited on the last business day of each calendar quarter with the change in the value of each fund for the period.

	Vesting - All employee contributions become vested immediately. By government restriction, an employee is not allowed to withdraw Company match amounts that have not been in his/her account for at least two years. While actively employed, an employee becomes 50%, 75%, and 100% vested in the value of the Company match after 2, 3 and 4 years, respectively, of Company service.

	Transfers - With the exception of the Fidelity Managed Income Portfolio which may be changed on a monthly basis, participants are permitted to change the investment of their interests in any of the funds on a daily basis subject to certain limits.

	Loans - The Plan allows participants to borrow from the "before tax" and "rollover" portions of their respective accounts. Loans may not exceed the lesser of one half of the participant's vested account balance or $50,000. Nonresidence loans are written for periods of 6 to 54 months. The Plan also allows loans granted for purchases of principal residences to be repaid over a 30-year period. A fixed interest rate of the prime rate plus one percent calculated at the inception of the loan is charged over the life of the loan. The interest rates ranged from 9.5% to 10% for 1995 and were 7% to 9.5% for 1994. Interest and principal repayments are credited directly to the borrower's respective account and are repaid in monthly installments by payroll deductions. Loan balances outstanding are reflected as assets of the Plan. Market valuations are not readily determinable for participant loans due to the multitude of interest rates and terms of the various loans.

2.	Investment Funds of the Plan

	The Plan has an agreement with Fidelity Management Trust Company to perform record keeping and investment management functions for the Plan. Certain members of the Company's Board of Directors are also trustees of the Fidelity Group of Mutual Funds.

                    EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
               GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                     NOTES to FINANCIAL STATEMENTS (continued)


	A description of the investment funds of the Plan at December 31, 1995 is as follows:

*	General Re Corporation Common Stock Fund

	The General Re Corporation Common Stock Fund is a growth fund.
The Fund seeks substantial long-term growth of capital by investing exclusively in General Re Corporation common stock. Participants have full voting rights for the shares of General Re Corporation common stock in their accounts.

In 1994, the General Re Corporation Common Stock Fund was based on per share values. As of November 6, 1995 the General Re Corporation Common Stock Fund was unitized. At December 31, 1995 there were 2,696,327 units at a value of $10.61 per unit.

*	Fidelity Magellan Fund

	The Fidelity Magellan Fund is an aggressive growth fund. The Fund seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk.

*	Fidelity Equity-Income Fund

	The Fidelity Equity-Income Fund is a growth and income fund. The Fund seeks a yield that exceeds the composite yield of the Standard and Poor's 500 Index, and considers the potential for capital appreciation when selecting fund investments. The Fund invests primarily in common stocks but can also invest in bonds and convertible securities. Dividend amounts will vary depending on the yields of the securities held in the portfolio.

*	Fidelity Growth Company Fund

	The Fidelity Growth Company Fund is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks. It may invest in companies of any size with above-average growth potential or companies that appear undervalued relative to their potential return.

                EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
           GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                 NOTES to FINANCIAL STATEMENTS (continued)



*	Fidelity Investment Grade Bond Fund

	The Fidelity Investment Grade Bond Fund (previously, the Flexible
Bond Portfolio) is an income fund. It seeks a high rate of current income consistent with reasonable risk. It invests in a broad range of fixed income securities. The Fund also seeks to protect investors' capital as well as take advantage of opportunities to realize capital appreciation, where appropriate.

*	Fidelity Intermediate Bond Fund

	The Fidelity Intermediate Bond Fund is an income fund. The Fund seeks a high level of current income. The Fund invests in high and upper-medium grade corporate bonds rated A or better with intermediate maturities, mortgage securities, bank obligations, and U.S. government and agency securities. The Fund's average portfolio maturity ranges between three and ten years.

*	Fidelity Overseas Fund

	The Fidelity Overseas Fund is an aggressive growth fund. The Fund seeks growth of capital over the long term. The Fund invests primarily in foreign securities, including common stock and securities convertible into common stock, as well as debt instruments.

*	Fidelity Balanced Fund

	The Fidelity Balanced Fund is a growth and income fund. It seeks the highest amount of income possible while preserving principal by investing in investment grade or higher bonds and high-yielding securities.

*	Fidelity Asset Manager Fund

	The Fidelity Asset Manager Fund seeks high total return with reduced risk over the long-term. Its assets are allocated among and across domestic and foreign equities, bonds and short-term instruments. The Fund's assets are gradually shifted to take advantage of the outlook for market conditions.

                EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
            GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                 NOTES to FINANCIAL STATEMENTS (continued)



*	Fidelity Asset Manager:  Growth Fund

	The Fidelity Asset Manager: Growth Fund seeks to maximize total return over the long-term by allocating its assets among stocks, bonds, short-term instruments and other investments. The Fund allocates its assets among three principal asset classes: stocks, bonds, and short-term instruments. It may invest in many types of domestic and foreign securities.

	The flexible approach to diversification allows the Fund to take advantage of a wide variety of investment options in pursuit of high total return but with reduced risk from allocating its investments among the asset classes.

*	Fidelity Asset Manager:  Income Fund

	The Fidelity Asset Manager: Income Fund seeks a high level of current income by maintaining a diversified portfolio of stocks, bonds, short-term instruments, and other investments. The Fund emphasizes investment in bonds and short-term instruments for income and price stability, but allows some investment in stocks for their potential to grow and keep pace with inflation. The asset mix is designed to provide a relatively conservative asset allocation across various market conditions.

*	Fidelity Small Cap Stock Fund

	The Fidelity Small Cap Stock Fund seeks long-term capital appreciation. Using proprietary computer models and fundamental research, the Fund invests in all types of equity securities issued by companies with small market capitalizations. These companies may include start-ups with good potential, firms that have recently gone public, or companies that operate in small industries or regional markets. The Fund may also invest a portion of its assets in stock issued by companies with larger market capitalizations. The Fund's share price and total return will fluctuate.

*	Fidelity Retirement Money Market Trust

	The Fidelity Retirement Money Market Trust is a money market fund. The Trust seeks as high a level of current income as is consistent with the preservation of capital and liquidity. It invests in high-quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers. The Trust's objective is to be a conservative, low-risk investment.

              EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
          GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                NOTES to FINANCIAL STATEMENTS (continued)



*	Fidelity Retirement Government Money Market Trust

	The Fidelity Retirement Government Money Market Trust is a money market fund. It seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities, and in repurchase agreements secured by these obligations. The Trust's objective is to be a conservative, relatively low-risk investment.

*	Fidelity Managed Income Portfolio

	The Fidelity Managed Income Portfolio (previously, the GIC Open-End Portfolio) seeks preservation of capital and a competitive level of income over time. The Portfolio purchases high-quality, short and long-term investment contracts (GICs), bank investment contracts
(BICs), short-term money market instruments, and "synthetic" GICs
(debt obligations issued by one institution and insured by another as to payment of interest and return of principal at maturity). While the Company has not expressed any intention to do so, termination prior to maturity of the GICs would result in certain penalties. The participants are exposed to credit loss in the event of nonperformance by the companies with whom the investment contracts are placed.
However, the plan administrator does not anticipate nonperformance by these companies.

*	Fidelity U.S. Equity Index Portfolio

	The Fidelity U.S. Equity Index Portfolio is a growth and income fund. It seeks investment results that correspond to the total return performance of the S&P 500 Index, which is comprised of common stocks.

             EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
         GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

              NOTES to FINANCIAL STATEMENTS (continued)


The number of employees participating in each fund of the Plan at
December 31, 1995 and 1994 are as follows:
			                                                  1995	            1994

	General Re Corporation Preferred Stock             1,947           	1,913
	General Re Corporation Common Stock Fund  	        1,223	           1,227
	Fidelity Magellan Fund  	                          1,378	           1,309
	Fidelity Equity-Income Fund  	                       978	             966
	Fidelity Growth Company Fund  	                      552	             437
	Fidelity Investment Grade Bond Fund  	               178	             173
	Fidelity Intermediate Bond Fund  	                   686	             710
	Fidelity Overseas Fund  	                            677	             655
	Fidelity Balanced Fund  	                            273   	          285
	Fidelity Asset Manager Fund  	                        86	              75
	Fidelity Asset Manager:  Growth Fund  	              120	              98
	Fidelity Asset Manager:  Income Fund  	               38	              27
	Fidelity Small Cap Stock Fund  	                     166	              84
	Fidelity Retirement Money Market Trust 	           1,028            1,092
	Fidelity Retirement Government Money Market Trust    102	              91
	Fidelity Managed Income Portfolio  	                 573	             586
	Fidelity US Equity Index Portfolio  	                183	             111

3.	Summary of Significant Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of change in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates. The following summarizes the Plan's significant accounting policies:

	Investments - Investments in mutual, money market and common collective trust shares are valued based on reported net asset values. Investments in stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. The investment in General Re cumulative convertible preferred stock held in the ESOP is valued at fair value by the trustee based upon the report of an independent appraiser. Because there is no ready market for these securities, this valuation is an estimate. It is at least reasonably possible that a change in the estimate will occur in the near term that may have a material effect on the financial statements.

	The Plan presents in the statement of changes in net assets the net appreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation on those investments.

            EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
        GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

              NOTES to FINANCIAL STATEMENTS (continued)


	Purchases and sales of investments are recorded as of the trade date. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

	Participant loans are carried at unpaid principal. The fair value of participant loans was not readily determinable due to the high number of loans and their varying terms. Accordingly, the Plan believes it would have to expend excessive costs for the benefit derived. Interest income on the loans is recorded as earned on an accrual basis.

	Contributions - Contributions from the employees and the employer are recorded in the period in which the payroll deductions are made from Plan participants.

	Employer contributions to the General Re Corporation Preferred Stock Fund are made in shares of Preferred Stock. All other employer contributions are made in cash.

	Expenses - The management and service fees of the Fidelity Group of Mutual Funds are charged to operations of the respective funds. Certain administrative expenses, primarily consulting and auditing fees, are paid by the Company.

4.	Investments

	Investments held by the Plan at December 31, 1995 and 1994 are summarized as follows:


				                                1995                           1994

                                                      Fair    		                     Fair
		                                       Cost    	    Value   	    Cost   	        Value



General Re Corporation
   Preferred Stock	                 $147,405,164    $270,673,773   $148,318,304      $217,880,419
General Re Corporation
  Common Stock	                       18,391,686	     28,608,030	    18,331,121        23,721,569
Fidelity Magellan Fund	               24,722,712	     31,541,775	    21,352,872	       22,159,859
Fidelity Equity Income Fund           14,721,083	     18,832,833	    12,305,107	       13,288,185
Fidelity Growth Company Fund           5,315,909	      6,426,613	     3,627,546	        3,569,855
Fidelity Investment Grade
  Bond Fund                            1,169,484	      1,181,283	       908,154	          837,620
Fidelity Intermediate Bond Fund	      10,055,857	     10,234,307	     9,192,676	        8,817,601
Fidelity Overseas Fund	                6,278,317	      6,844,718 	    5,419,735	        5,623,418
Fidelity Balanced Fund	                2,384,905	      2,505,836	     2,446,320	        2,343,483
Fidelity Asset Manager Fund	           1,231,348  	    1,297,013	     1,182,473	        1,081,361
Fidelity Asset Manager:  Growth Fund   1,457,797	      1,587,728	       976,651	          895,553
Fidelity Asset Manager:  Income Fund     425,400	        451,164	       301,937	          289,379
Fidelity Small Cap Stock Fund	         1,480,521	      1,549,090	       529,615	          522,888
Fidelity Retirement Money
 Market Trust	                        11,840,707     	11,840,707	    10,959,952	       10,959,952
Fidelity Retirement Government
 Money Market Trust	                     964,590	        964,590	       679,237	          679,237
Fidelity Managed Income Portfolio	     7,664,924	      7,664,924	     6,842,631	        6,842,631
Fidelity U.S. Equity Index Portfolio	  1,580,475	      1,974,693	       817,819	          849,770
  Total	                            $257,090,879    $404,179,077   $244,192,150   	  $320,362,780

                                     13


                  EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
             GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

           	      NOTES to FINANCIAL STATEMENTS (continued)


	The cost basis of nonresidence participant loans was $2,836,829 and $2,991,671 at December 31, 1995 and 1994, respectively, and the cost basis of participant loans for the purchase of a principal residence was $3,087,561 and $2,589,019 at December 31, 1995 and 1994, respectively.

	Realized gains from securities transactions were $2,215,290 for 1995. At December 31, 1995, the Fidelity Equity Income Fund, Fidelity Magellan Fund, General Re Corporation Preferred Stock and General Re Corporation Common Stock, each exceeded 5% of the net assets available for plan benefits. At December 31, 1994, the Fidelity Equity Income Fund, Fidelity Magellan Fund, Fidelity Retirement Money Market Portfolio, General Re Corporation Preferred Stock and General Re Corporation Common
Stock each exceeded 5% of the net assets available for plan benefits.


5.	Plan Termination

	The Company intends to continue the Plan indefinitely but reserves the right to suspend contributions temporarily or to amend or terminate the Plan. If the Plan were to be terminated, all members would become fully vested, and all the Plan assets would be used solely to provide the benefits payable to employees and their beneficiaries.


6.	Tax Status

	The Plan obtained its latest determination letter on April 28, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue
Code. The determination letter is subject to the Plan's adoption of the proposed amendments submitted to the Internal Revenue Service in letters dated March 21, 1995 and April 17, 1995, which were adopted in 1995.
The plan has been amended since receiving the determination letter.
However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.







                                        	14


                 EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
            GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                          	SUPPLEMENTAL SCHEDULE
       	ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                          	at December 31, 1995


 	   Number of			                                                   Current
	 Shares or Units   	Description	                       Cost        	Value
			                                                      (1)
		                       Mutual Funds

	     366,850      	Fidelity Magellan Fund	  	                    $31,541,775
     	496,516	      Fidelity Equity Income Fund	  	                18,832,833
     	177,090      	Fidelity Growth Company Fund	                   6,426,613
     	160,065 	     Fidelity Investment Grade Bond Portfolio	   	   1,181,283
	     983,124 	     Fidelity Intermediate Bond Fund	  	            10,234,307
     	235,456 	     Fidelity Overseas Fund	  	                      6,844,718
	     185,343 	     Fidelity Balanced Fund	  	                      2,505,836
	      81,830 	     Fidelity Asset Manager Fund	  	                 1,297,013
     	104,662 	     Fidelity Asset Manager:  Growth Fund	  	        1,587,728
	      38,893 	     Fidelity Asset Manager:  Income Fund	  	          451,164
	     125,027 	     Fidelity Small Cap Stock Fund	  	               1,549,090
    	  87,492 	     Fidelity U.S. Equity Index Portfolio	  	        1,974,693

       		           Money Market Funds
   11,840,707	      Fidelity Retirement Money	 	                  11,840,707

		                  Market Trust
      964,590 	     Fidelity Retirement Government                   964,590
     		             Money Market Trust

       		           Common/Collective Trusts

    	7,664,924     	Fidelity Managed Income Portfolio	 	          7,664,924

      		            Preferred Stocks

   	 1,724,037	     General Re Corporation	                    270,673,773

       		           Common Stocks

    	2,696,327 	    General Re Corporation	 	                  28,608,030

       		           Participant Loans

       		           Residence, at cost	  	                      3,087,561
		                  Nonresidence, at cost	 	                    2,836,829

       		           Total	                                   $410,103,467

(1)	The record keeper has informed the Plan's management that it is not possible for the record keeper to provide historical cost.

	The accompanying notes are an integral part of the supplemental schedule.


                                      15


              EMPLOYEE SAVINGS AND STOCK OWNERSHIP PLAN of
          GENERAL RE CORPORATION and ITS DOMESTIC SUBSIDIARIES

                        SUPPLEMENTAL SCHEDULE
            ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                  for the year ended December 31, 1995




The following schedule itemizes those securities for which the aggregate amount of purchase and sale transactions, or for which a single transaction, was in excess of 5% of the current fair value of the Plan's net assets at January 1, 1995.


	            Aggregate Reportable Transactions


			                                                    Cost of     		Net Gain
Description of Asset	         Purchases	     Sales    Assets(1)   	or (Loss)(1)

Fidelity Magellan Fund	      $6,543,160	  $3,576,494

Fidelity Retirement Money
 Market Portfolio             5,512,559	   4,631,804


General Re Corporation:

  Preferred Stock	  	          8,338,889    	1,539,122






                           Single Reportable Transactions

                                       None


(1)	The record keeper has informed the Plan's management that it is not possible for the record keeper to provide this information.







The accompanying notes are an integral part of the supplemental schedule.
                                   16